UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Buenaventura Announces First Quarter 2021 Production and Volume Sold Per Metal Results

LIMA, Peru--(BUSINESS WIRE)--April 15, 2021--Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced 1Q21 production and volume sold.

1Q21 Production per Metal (100% basis) (1) (2)

	1Q21 (Actual)	2021 Guidance

Gold (Oz.)
Orcopampa	5,986	40k - 45k
Tambomayo	15,347	69k - 75k
La Zanja	3,908	12k - 15k
Coimolache	26,133	99k - 106k
Yanacocha	62,125	315k (3)
El Brocal	3,067	20k - 25k

Silver (Oz.)
Uchucchacua	1,243,916	8.0M - 9.0M
El Brocal	1,574,305	5.4M - 6.0M
Tambomayo	284,677	1.2M - 1.4M
Julcani	648,854	2.1M - 2.4M

Lead (MT)
El Brocal	2,397	12.0k - 16.0k
Uchucchacua	1,292	7.0k - 10.0k
Tambomayo	1,504	5.9k - 6.5k

Zinc (MT)
El Brocal	10,207	47.0k - 52.0k
Uchucchacua	1,246	7.0k - 10.0k
Tambomayo	1,821	6.9k - 7.5k

Copper (MT)
El Brocal	7,687	37.0k - 42.0k
1. Above 2021 projections are considered forward-looking statements and represent management’s good faith estimates or expectations of future production results as of April 2021.
2. Updated guidance could potentially be adversely impacted due to further effects related to COVID-19.
3. As announced by Newmont on February 18, 2021.

Additional Comments
  Tambomayo:

  1Q21 gold production was below expectation due to continued Covid-19 related personnel restrictions resulting in less ore treated, as well as longer than expected maintenance works during the month of February. This was partially offset by higher gold grade mined during the quarter. 2021 guidance remains unchanged in light of a careful review of the Company’s short-term mining plan designed to accelerate mining in high grade areas during the year.

  1Q21 silver production was above projections for the quarter due to higher silver grades. 2021 guidance remains unchanged.
  Orcopampa:

  1Q21 gold production was below expectations due to less ore treated resulting from Covid-19 related personnel restrictions. Additional staff and resources will be allocated to expedite production for the balance the year. 2021 guidance remains unchanged.
  Coimolache:

  1Q21 gold production was in line with expectations. 2021 guidance remains unchanged.
  La Zanja:

  1Q21 gold production was in line with expectations. 2021 guidance remains unchanged.
  Julcani:

  1Q21 silver production was in line with expectations. 2021 guidance remains unchanged.
  Uchucchacua:

  1Q21 silver, lead and zinc production was below expectations due to lower production resulting from underground mine development delays, specifically delayed mine ramp-up. This was partially offset by 4.25 Oz Ag/MT in reprocessed tailings.
  El Brocal:

  Marcapunta’s copper production was above expectations with increased ore treated during the quarter due to the 2021 re-scheduled open pit production mining sequence, enabling Cu-ore production in Q1. 2021 guidance remains unchanged.

  Tajo Norte’s zinc production was below expectations due to polymetallic-ore production re-scheduled until later in the year. 2021 guidance remains unchanged.

1Q21 Payable Volume Sold
1Q21 Payable Volume sold per Metal (100% basis)

1Q21 (Actual)

Gold (Oz.)
Orcopampa	5,698
Tambomayo	14,631
La Zanja	3,897
Coimolache	28,094
El Brocal	1,951

Silver (Oz.)
Uchucchacua	1,029,816
El Brocal	1,244,168
Tambomayo	257,290
Julcani	614,164

Lead (MT)
El Brocal	2,239
Uchucchacua	1,014
Tambomayo	1,440
Julcani	113

Zinc (MT)
El Brocal	8,491
Uchucchacua	914
Tambomayo	1,401

Copper (MT)
El Brocal	7,536

Realized Metal Prices*

Gold (Oz)	1,726
Silver (Oz)	26.98
Lead (MT)	2,129
Zinc (MT)	3,220
Copper (MT)	8,994

*Buenaventura consolidated figures

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious and base metals Company and a major holder of mining rights in Peru. The Company is engaged in the exploration, mining development, processing and trade of gold, silver and other base metals via wholly-owned mines and through its participation in joint venture projects. Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua* , Julcani*, Tambomayo*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation & Sumitomo Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer (a partnership with Freeport-McMorRan Inc., Sumitomo Corporation & Sumitomo Metals).

For a printed version of the Company’s 2018 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.   (*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Contacts

Contacts in Lima:
Daniel Dominguez, Chief Financial Officer
(511) 419 2540

Rodrigo Echecopar, Head of Investor Relations
(511) 419 2591 / rodrigo.echecopar@buenaventura.pe

Company Website: www.buenaventura.com.pe/ir

Contacts in NY:
Barbara Cano
(646) 452 2334
barbara@inspirgroup.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: April 15, 2021